EXHIBIT NO. 11

STATEMENT OF COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended March 31, 2004		Three Months Ended March 31, 2003
	Shares	Earnings Per Share	Shares	Earnings Per Share
	(in Thousands)		(in Thousands)

Basic Weighted Average Shares Outstanding	5,089	$0.53	3,411	$0.47

Diluted
Average Shares Outstanding	5,089		3,411
Common Stock Equivalents	103		102

	5,192	$0.52	3,513	$0.46